October 4, 2023

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ronald (Ron) E. Alper
Jennifer Angelini

Re:	PENN Entertainment, Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Response dated September 7, 2023
File No. 000-24206

Ladies and Gentlemen:

This letter responds to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its September 21, 2023 letter (the “Second Comment Letter”) in response to PENN Entertainment, Inc.’s letter dated September 7, 2023 (the “Prior Response Letter”). Except where indicated otherwise, the terms “PENN,” the “Company,” “we,” “our,” or “us” shall mean PENN Entertainment, Inc., and its consolidated subsidiaries.

For the convenience of the Staff, the Company has restated in this letter the comments in the Second Comment Letter in bold, followed by the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in the Company’s Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Form 10-K”). All references to page numbers and captions (other than those in the comments) correspond to the page numbers in the 2022 Form 10-K.

Response Dated September 7, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

1.We note your response to prior comment two. Please further address the following items:

•Your response indicates that you “cannot predict the impact indirect consequences of climate-related regulation will have on the Company’s business, financial condition, results of operations or cash flows” and cites risk factor disclosure that mentions “emissions,” but does not otherwise specifically address climate-related regulation or risks. Tell us how you considered disclosing the uncertainties regarding climate-related regulation and the related risks to your business, financial condition, results of operations, or cash flows.

•Your response indicates that you have “not experienced,” are “not aware of,” and have “not identified” material or significant changes in demand or competition related to the

P 610.373.2400
825 Berkshire Blvd.
Wyomissing, PA 19610
pennentertainment.com

greenhouse gas emissions of products or services. Tell us more about (i) your actual experience regarding these changes, including how you have identified or become aware of them, (ii) how you determined whether changes in demand and competition are related to climate change, as compared to the other factors noted in your response, and (iii) how you evaluated climate-related changes, providing support for your determination that these are not material or significant.

•Your response indicates that you have had investor inquiries about your operations with regard to GHG emissions and other carbon-based energy impacts, but you have not identified any “material reputational risks resulting from these inquiries.” Tell us how you evaluated the reputational risks related to these inquires and how you determined that these are not material for purposes of disclosure. In this regard, we note that your proxy statement filed on April 25, 2023, and your CSR Report appear to highlight that your sustainability initiatives were taken pursuant to shareholder engagement. In addition, tell us how you considered other climate-related reputational risks relating to your business and operations (i.e., not limited to investor inquiries).

Company’s Response: In response to the Staff’s comment, the Company advises the Staff that the Company’s response to each of the individual items referenced in the Staff’s comment is set forth below:

•Your response indicates that you “cannot predict the impact indirect consequences of climate-related regulation will have on the Company’s business, financial condition, results of operations or cash flows” and cites risk factor disclosure that mentions “emissions,” but does not otherwise specifically address climate-related regulation or risks. Tell us how you considered disclosing the uncertainties regarding climate-related regulation and the related risks to your business, financial condition, results of operations, or cash flows.

As noted in our Prior Response Letter, our standard procedures for preparing our annual report on Form 10-K and quarterly reports on Form 10-Q includes a process to identify and consider risks, including any climate-related risks, that may affect our business, financial condition, and results of operations, and to then assess the materiality of any such risks. This process includes reviewing risks identified through our enterprise risk management (“ERM”) assessment, reviewing information provided by various departments of the Company, a discussion and analysis of the foregoing among our financial reporting, accounting and legal teams, and a discussion with members and committees of our Board of Directors responsible for overseeing our SEC filings. This process is designed to identify any potential significant risks, which are then evaluated for possible disclosure in light of an assessment of their materiality and the applicable disclosure requirements, including the SEC’s Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010). In determining the materiality of information in this regard, the Company refers to the well-established materiality standard accepted by the Commission: information is material if there is a “substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.”1 The foregoing is referred to herein as our “Disclosure Framework.”

We have considered potential climate-related regulation risks, such as increased regulatory compliance costs for climate-change reporting requirements, and, to date, such risks have not been deemed material under our Disclosure Framework, have not had a material impact on our business, and are not among our significant and material risks. Therefore, the Company believes that the risk factor titled “We are subject
1 Basic Inc. v. Levinson, 485 U.S. 224 (1988) and TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438 (1976).

P 610.373.2400
825 Berkshire Blvd.
Wyomissing, PA 19610
pennentertainment.com

to environmental laws and potential exposure to environmental liabilities which could have an adverse effect on us.” appropriately highlighted the environmental regulatory risks most material to the Company at the time the 2022 Form 10-K was filed.

Although the Company, to date, has not deemed climate-related risks to be material under its Disclosure Framework, in recognition of recent rulemaking activity and the fact that the current risk disclosure regarding compliance with environmental laws and regulations does not specifically address climate-related regulatory risks, we propose to include the following risk factor in our future filings:

Climate change regulations and greenhouse gas effects may adversely impact our operations.

There is a growing consensus that greenhouse gas (“GHG”) emissions continue to alter the composition of the global atmosphere in ways that are affecting, and are expected to continue affecting, the global climate. We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult, burdensome and costly. Concerned parties, such as legislators and regulators, stockholders and nongovernmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Many states have announced or adopted programs to stabilize and reduce GHG emissions and, in the past, federal legislation has been proposed in Congress. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Unless and until legislation is enacted and its terms are known, we cannot reasonably or reliably estimate its impact on our financial condition, results of operations, or ability to compete. Further, regulation of GHG emissions may limit our customers’ ability to travel to our properties (e.g. as a result of increased fuel costs or restrictions on transport-related emissions).

•Your response indicates that you have “not experienced,” are “not aware of,” and have “not identified” material or significant changes in demand or competition related to the greenhouse gas emissions of products or services. Tell us more about (i) your actual experience regarding these changes, including how you have identified or become aware of them, (ii) how you determined whether changes in demand and competition are related to climate change, as compared to the other factors noted in your response, and (iii) how you evaluated climate-related changes, providing support for your determination that these are not material or significant.

We engage with our customers and various consultants to understand drivers of demand and trends amongst our competitors. We have not seen any correlating trends that indicate that sustainability is the primary driver for demand or the basis for new strategies of our competitors. Due to the lack of reliable data regarding the link between demand and/or competition and the Company’s response to climate change, we determined that risk disclosure regarding demand from customers for sustainable offerings or services that otherwise have a lower environmental impact is not necessary at this time. We believe including disclosure about climate-related changes in demand or competition without such data would result in disclosure that is general and speculative in nature and applicable to all companies in our industry rather than specific to the Company.

•Your response indicates that you have had investor inquiries about your operations with regard to GHG emissions and other carbon-based energy impacts, but you have not identified any “material reputational risks resulting from these inquiries.” Tell us how you evaluated the reputational risks related to these inquires and how you determined that these

P 610.373.2400
825 Berkshire Blvd.
Wyomissing, PA 19610
pennentertainment.com

are not material for purposes of disclosure. In this regard, we note that your proxy statement filed on April 25, 2023, and your CSR Report appear to highlight that your sustainability initiatives were taken pursuant to shareholder engagement. In addition, tell us how you considered other climate-related reputational risks relating to your business and operations (i.e., not limited to investor inquiries).

We monitor our reputation, whether positive or negative, by engaging with our broad stakeholder base that includes, among others, stockholders, customers, business partners, suppliers and employees. Informed by that engagement, we consider how our reputation, and any changes to sentiment about our reputation, may impact our business, financial results, results of operations and access to capital. To date, climate-related reputation risks have not been deemed material under our Disclosure Framework, have not had a material impact on our business and are not among our significant and material risks. While we have taken sustainability initiatives in response to communications received from certain groups of stakeholders, such actions were not primarily driven by reputational concerns. Instead, we continue to enhance our efforts around climate change to do our part to help protect the planet and show stakeholders that we listen.

We acknowledge that our reputational risks may evolve, and, in recognition of ever-increasing focus on environmental, social and governance matters, the Company proposes to include the following risk factor in its future filings:

Investors’ and other stakeholders’ expectations of our performance relating to environmental, social and governance factors may impose additional costs and expose us to new risks.

There is an increasing focus from certain investors, customers, partners, employees, other stakeholders, and regulators concerning environmental, social and governance matters (“ESG”). Some investors may use these non-financial performance factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies and actions relating to ESG are inadequate. We may face reputational damage in the event that we do not meet the ESG standards set by various constituencies.

As ESG best practices and reporting standards continue to develop, we may incur increasing costs related to ESG monitoring and reporting and compliance with ESG initiatives. We publish an annual Corporate Social Responsibility Report, which highlights, among other things, our climate change mitigation activities and how we are supporting our workforce, including our diversity, equity, inclusion, and belonging efforts. Our disclosures on these matters, or a failure to meet evolving stakeholder expectations for ESG practices and reporting, may potentially harm our reputation and customer relationships.

Furthermore, if our competitors’ ESG performance is perceived to be better than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives or goals regarding ESG matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, customers, employees and other stakeholders, or our initiatives are not executed as planned, our business, financial condition, results of operations and prospects could be adversely affected.

2.Your response to prior comment three indicates that, “The Company faces potential risks associated with the physical effects of climate change . . . any of which could have a material

P 610.373.2400
825 Berkshire Blvd.
Wyomissing, PA 19610
pennentertainment.com

adverse effect on our business, financial condition, results of operations and cash flows,” and describes the “material impact” of Hurricane Laura in 2020, as well as temporary closures or reduced visitation volumes your properties experienced due to six other named storms during the periods covered by your Form 10-K. In light of your response, please tell us how you considered providing disclosure regarding potential risks associated with the physical effects of climate change and the related material impacts on your operations and results you have experienced and may experience in the future. In this regard, we note that disclosure in your Form 10-K does not appear to relate severe weather to climate change. In light of your response that you “cannot predict the impact that changing climate conditions will have,” please also tell us how you considered disclosing these uncertainties and the associated risks.

Company’s Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company provided disclosure of Hurricane Laura’s material impact in Note 4 – Hurricane Laura (pages 74-75) of the 2022 Form 10-K. In recognition of the material impact of Hurricane Laura, and after consideration under our Disclosure Framework, we included a risk factor covering the potential risks associated with extreme weather on page 19 of our 2022 Form 10-K. The Company believes the existing risk factor put investors on notice of the risks associated with the location of our properties and weather events that have become more extreme as a result of climate change; however, in recognition of the lack of explicit language explaining the interrelation between climate change and severe weather, we propose to revise our existing disclosure in future filings as follows (additions are identified with double underlined text):

We lease facilities that are located in areas that experience extreme weather conditions, which may increase in frequency and severity as a result of climate change and adversely affect our business.

We have been and may continue to be adversely impacted by increases in the frequency, duration and severity of extreme weather events and changes in precipitation and temperature which may be increasing consequences of climate change. Extreme weather conditions may interrupt our operations and reduce the number of customers who visit our facilities in the affected areas. Our properties in Illinois, Iowa, Kansas, Louisiana, Missouri, Ohio, Colorado, Indiana and Pennsylvania are at risk of experiencing snowstorms, tornadoes, hurricanes and/or flooding.

In the past, adverse weather conditions, potentially exacerbated by climate change, have interrupted our operations, damaged property and reduced the number of customers who visit our facilities in an affected area. For example, we have experienced interrupted operations and property damage due to hurricanes in the areas around the Gulf of Mexico and due to certain snowstorms in the Midwest and Northeast. If any of our properties are damaged or there is a prolonged disruption at any of our properties due to natural disasters or other catastrophic weather events, our business results of operations and financial condition could be materially adversely affected.

For example, in 2020, we incurred hurricane losses of $26.8 million that were not offset with insurance proceeds. Although a majority of our repair, clean-up and lost business expenses have been covered by insurance in the past, there is no assurance that, given the increasing burdens on insurance companies from extreme weather events, we will be able to continue to obtain adequate insurance against these types of losses, or that our insurers will in the future be in a position to satisfy our claims. In addition, the costs of insurance against these types of events have increased

P 610.373.2400
825 Berkshire Blvd.
Wyomissing, PA 19610
pennentertainment.com

in recent years. For example, the Company’s cost of insurance premiums on an annual basis was approximately $25 million in 2022 as compared to $21 million in 2021.

Additionally, our retail casino gaming, sports betting and online gaming operations rely heavily on technology services and an uninterrupted supply of electrical power. Any unscheduled disruption in our technology services or interruption in the supply of electrical power as a result of extreme weather, or otherwise, could result in an immediate, and possibly substantial, loss of revenues due to a shutdown of our retail casino gaming (including slot machines and security systems), sports betting and online gaming operations.

3.We note that your response to prior comment three states “payouts on our insurance claims have been material,” quantifies increasing insurance costs (representing 14% of your income before income taxes in 2022), and indicates the “frequency or severity of weather events could lead to further increases in insurance costs for our properties in future periods.” Yet, your response states that you will consider adding a specific climate change risk factor “[i]f circumstances change.” Please tell us how you considered disclosing the increased cost of insurance you have experienced and expect to experience in future periods as a consequence of the physical risks of climate change, including which changed circumstances you consider relevant in this regard.

Company’s Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company considered the change in premiums from 2020 through 2022 to be immaterial in relation to the combined $14.3 billion in operating expenses in those three years. Because the Company had not experienced a material impact from increased deductibles at the time the 2022 Form 10-K was filed, we believe that, under our Disclosure Framework, the disclosure regarding Hurricane Laura and payouts on our insurance claims that was included in the 2022 Form 10-K was sufficient. However, in recognition of the potential for insurance rates to continue to rise as weather continues to become more severe, the Company, as noted above, has proposed to revise its existing severe weather risk factor in future filings to note the possibility of rising insurance premiums.

If you have any questions or comments regarding this response to the Second Comment Letter, please contact me at (610) 373-2400.

Sincerely,

/s/ Felicia R. Hendrix
_______________________________

Felicia R. Hendrix, Executive Vice President and Chief Financial Officer

P 610.373.2400
825 Berkshire Blvd.
Wyomissing, PA 19610
pennentertainment.com